Schedule 13D                                    --------------------------------
Cusip No. 552691107                                      OMB APPROVAL
                                                --------------------------------
                                                 OMB Number:         3235-0145
                                                 Expires:    December 31, 2005
                                                 Estimated average burden
                                                 hours per response.........11
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                    MCI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    552691107
                                 --------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
                         MatlinPatterson Phoenix SPV LLC
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
                            (Name of Persons Filing)

                                  Robert Weiss
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 14, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          12,805,181

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          12,805,181

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          12,805,181
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Bermuda
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                           4,461,994

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                           4,461,994

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,461,994
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  PN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Phoenix SPV LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                             585,975

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                             585,975

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           585,975
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  OO
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IA
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Mark P. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
             AF, WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
           SHARES BENEFICIALLY OWNED           7        SOLE VOTING POWER
           BY EACH REPORTING PERSON                                0
                    WITH
--------------------------------------------------------------------------------
                                               8        SHARED VOTING POWER
                                                          17,853,150

--------------------------------------------------------------------------------
                                               9        SOLE DISPOSITIVE POWER
                                                                   0

--------------------------------------------------------------------------------
                                              10        SHARED DISPOSITIVE POWER
                                                          17,853,150

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           17,853,150
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  HC
--------------------------------------------------------------------------------

Schedule 13D
Cusip No. 552691107


INTRODUCTION.

                  This Amendment No. 2 to Schedule 13D Statement (this "Amendment No. 2") is filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), an exempt limited partnership organized under the laws of Bermuda, and MatlinPatterson Phoenix SPV LLC ("Matlin SPV") and collectively with Matlin Partners (Delaware) and Matlin Partners (Bermuda), "Matlin Partners"), a limited liability company organized under the laws of Delaware, (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin SPV, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of amending and supplementing the statement on Schedule 13D originally filed on April 29, 2004 (the "Initial Statement") as amended by Amendment No. 1 to Schedule 13D filed on May 28, 2004 ("Amendment No. 1", and together with the Initial Statement and this Amendment No. 2, the "Statement") for the purpose of amending and restating the disclosure of the Reporting Persons set forth under item 4 below.

                  Capitalized terms used and not defined in this Amendment No. 2 shall have the meanings set forth in the Initial Statement.

ITEM 4.           PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended and restated in its entirety as follows:

                  Pursuant to the distribution procedures set forth in Article IV of the Plan, holders of allowed WorldCom Senior Debt Claims (as defined in the Plan), Intermedia Senior Debt Claims (as defined in the Plan) and Intermedia Subordinated Debt Claims (as defined in the Plan) were to respectively receive on account of such claim either (i) up to 14.28, 37.4 and 18.56 shares, respectively, of New Common Stock of the Issuer for each one thousand dollars of such holder's respective allowed claim or (ii) New Notes in a principal amount up to $0.357, $0.935 and $0.464, respectively, multiplied by the allowed amount of such claim; in each case (A) in a combination of such New Common Stock and New Notes as set forth on an election form delivered in accordance with the Plan and as modified pursuant to the Plan in the event of an undersubscription or oversubscription of New Notes and (B) subject to rounding to assure the issuance of New Notes in round lots and to avoid the issuance of fractional shares of New Common Stock as described in the Plan.

Schedule 13D
Cusip No. 552691107


                  In a Form 8-K filed by the Issuer on April 19, 2004, the Issuer announced that the holders of such allowed claims elected to receive New Notes of the Issuer in excess of the total amount of New Notes authorized for issuance under the Plan. As a result of this oversubscription, according to the Form 8-K, the holders of such claims were to receive approximately 46.85 percent of the amount of New Notes they had elected to receive. For the balance of the amounts to be received by these holders, the Issuer was to issue shares of New Common Stock.

                  In accordance with the Plan and the Rescission Agreement (as described in Item 6 of the Statement), and based upon the 46.85 percent proration announced by the Issuer, the Reporting Persons have received, as consideration for the cancellation of debt obligations acquired through open market purchases of an approximate aggregate principal amount of $2.16 billion,
(i) 17,853,150 shares of New Common Stock and (ii) New Notes of the Issuer of an aggregate principal amount of $393,484,689. The shares of New Common Stock acquired by the Reporting Persons pursuant to the Plan represent, in the aggregate, approximately 5.7% of the 314,856,250 shares of New Common Stock of the Issuer as of April 30, 2004 as reported in a Form 10-Q for the quarter ended March 31, 2004 filed by the Issuer on May 10, 2004. The Reporting Persons currently hold New Notes of the Issuer of an aggregate principal amount of $312,482,000. The description of the Plan and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreement, which is annexed as Exhibit 2 to the Initial Filing and is incorporated herein by reference.

                  The Reporting Persons acquired beneficial ownership of the shares of New Common Stock and the New Notes for investment purposes. The Reporting Persons intend to evaluate continuously their investment in the Issuer and, based on such evaluation or other facts and circumstances, may determine at a future date to adopt plans or intentions different from such purposes, including as set forth below.

                  The Reporting Persons specifically reserve (A) the right from time to time to (i) acquire additional shares of New Common Stock, New Notes or other securities of the Issuer (subject to availability at prices deemed favorable, the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of New Common Stock, New Notes or other securities of the Issuer that the Reporting Persons may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case subject to the factors and conditions referred to above and compliance with applicable laws,
(B) the right from time to time to engage in discussions with other shareholders, debt holders or management of the Issuer regarding the business and prospects of the Issuer and the markets in which the Issuer operates and (C) all rights and remedies under the Plan, the Rescission Agreement and Mutual Release (summarized in Item 6 of the Initial Statement and Amendment No. 1).

                  In addition, the Reporting Persons may also engage in discussions with, discuss potential proposals with, make suggestions to and elicit opinions and views from current and potential shareholders and debt holders of the Issuer and management and members of the board of directors of the Issuer with respect to any or all of the following: (1) an extraordinary corporate transaction, such as a recapitalization, merger or reorganization, involving the Issuer or any of its subsidiaries; (2) a sale or transfer of a

Schedule 13D
Cusip No. 552691107


material amount of assets of the Issuer or any of its subsidiaries; (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (4) any material change in the present equity and/or debt capitalization or dividend policy of the Issuer; (5) any other material change in the Issuer's business or corporate structure; (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto, including changes that may impede or facilitate the acquisition of control of the Issuer by any person; (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or
(9) any action similar to those enumerated above.

                  Any future decision of the Reporting Persons to adopt plans or intentions or take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions, the investment objectives of the Reporting Persons and such other factors deemed relevant by the Reporting Persons.

                  Except as set forth herein or attached hereto, no Reporting Persons currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Rule 13d-101 of the Securities Exchange Act of 1934, as amended.

Schedule 13D
Cusip No. 552691107


                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2004

                                    MATLINPATTERSON LLC

                                    By: /s/ Mark R. Patterson
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Member

                                    MATLINPATTERSON ASSET MANAGEMENT LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Chairman

                                    MATLINPATTERSON GLOBAL ADVISERS LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Chairman

                                    MATLINPATTERSON GLOBAL PARTNERS LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Director

                                    MATLINPATTERSON GLOBAL OPPORTUNITIES
                                    PARTNERS L.P.

                                    By:  MatlinPatterson Global Partners LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Director

                                    MATLINPATTERSON GLOBAL OPPORTUNITIES
                                    PARTNERS (BERMUDA) L.P.

                                    By:  MatlinPatterson Global Partners LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Director

Schedule 13D
Cusip No. 552691107


                                    MATLINPATTERSON PHOENIX SPV LLC

                                    By:  MatlinPatterson Global Partners LLC

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:   Mark R. Patterson
                                        Title:  Director

                                    DAVID J. MATLIN

                                    By: /s/ DAVID J. MATLIN
                                        ----------------------------------------
                                        Name:  David J. Matlin


                                    MARK R. PATTERSON

                                    By: /s/ MARK R. PATTERSON
                                        ----------------------------------------
                                        Name:  Mark R. Patterson